UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1.	Summary of Minutes of the 770th Meeting of the Board of Directors Dated July 11, 2019

2.	Summary of Principal Decisions of the 772nd Meeting of the Board of Directors Dated August 8, 2019

3.	Summary of Principal Decisions of the 773rd Meeting of the Board of Directors Dated August 8, 2019

4.	Market Notice Dated August 12, 2019: CEMIG adopts new operating structure and adds R$1.2 billion to investment in distribution

5.	Material Announcement Dated August 14, 2019: EGM call on acquisition of Brasnorte

6.	Material Announcement Dated August 20, 2019: TAESA – SPA subscription for operational asset acquisition

7.	Earnings Release 2Q19: CEMIG’s 2Q19 EBITDA is R$1.8 billion

8.	Presentation of 2Q19 Results

9.	Material Announcement Dated August 30, 2019: Taesa concludes acquisition of participation in Brasnorte

10.	Market Notice Dated August 30, 2019: CEMIG responds to requests for information from investors

11.	Market Notice Dated September 6, 2019: Acquisition of Material Stake by Itaú

12.	Market Notice Dated September 13, 2019: CEMIG buys 196.98 MW of solar and wind supply

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
By:	/s/ Maurício Fernandes Leonardo Jr.
Name: Maurício Fernandes Leonardo Júnior Title: Chief Finance and Investor Relations Officer

Date: September 19, 2019

1. SUMMARY OF MINUTES OF THE 770TH MEETING OF THE BOARD OF DIRECTORS DATED JULY 11, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

770TH MEETING

I	Date, time and place: Thursday, July 11, 2019, at 6 p.m., at Avenida Barbacena 1200, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil.

II	Attendance: Board members:

Márcio Luiz Simões Utsch,	Antônio Rodrigues dos Santos e Junqueira,	Cledorvino Belini,

José João Abdalla Filho,	Renata Bezerra Cavalcanti,	José Reinaldo Magalhães,

	Marcelo Gasparino da Silva, and	Romeu Donizete Rufino.

With the exception of the board member Antônio Rodrigues dos Santos e Junqueira, all those present stated they had no conflict of interest in the matter on the agenda of this meeting.

III	Meeting committee: In accordance with the by-laws, the Chair of the Board, Márcio Luiz Simões Utsch, invited Virginia Kirchmeyer Vieira to be secretary of the meeting.

The meeting took place both with members present and with participation by Internet connection.

IV	Decision: Public offer of shares in Light:

Having approved holding of the secondary offering at it 766th meeting, of July 1, 2019, and in accordance with Decision Proposal (PD) 166/2019, the Board approved – by majority of votes, with one abstention, of the Board member Antônio Rodrigues dos Santos e Junqueira, the sale of:

33,333,333                (thirty three million three hundred thirty three thousand thirty three) nominal, book-entry common shares in Light S.A. without par value, owned by the Company, of which 22,222,222                (twenty two million two hundred twenty two thousand, two hundred twenty two) were additional shares, corresponding to 20% (twenty per cent) of the initial quantity of shares offered, for                 R$ 18.75 (eighteen Reais and seventy five centavos) per share.

The Board also approved payment by the Company to the financial institutions managing the offering of an additional incentive fee of 0.5% (zero point five per cent) on the proceeds of the offering, in proportion to the shares placed in the offering.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V	Closing: There being no further business, the meeting was closed and these minutes were written, and signed by the Chair, and the Board members, and by me, Virginia Kirchmeyer Vieira.

(Signatures):

Márcio Luiz Simões Utsch,	Antônio Rodrigues dos Santos e Junqueira,	Cledorvino Belini,

José João Abdalla Filho,	Renata Bezerra Cavalcanti and	José Reinaldo Magalhães,

Marcelo Gasparino da Silva,	Márcio José Peres,	Romeu Donizete Rufino,

Virginia Kirchmeyer Vieira,

This is a true copy of the original.

Virginia Kirchmeyer Vieira

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF PRINCIPAL DECISIONS OF THE 772ND MEETING OF THE BOARD OF DIRECTORS DATED AUGUST 8, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

First Meeting of August 8, 2019

SUMMARY OF PRINCIPAL DECISIONS

At its 772nd meeting, held on August 8, 2019, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Election of Mr. Luciano de Araújo Ferraz to the post of Chief Counsel and Chief Officer for Regulation.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. SUMMARY OF PRINCIPAL DECISIONS OF THE 773RD MEETING OF THE BOARD OF DIRECTORS DATED AUGUST 8, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Second meeting of August 8, 2019

SUMMARY OF PRINCIPAL DECISIONS

At its 773rd meeting, held on August 8, 2019, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Gasmig: Signature of Amendment to the Concession Contract.

2.	Revision of Cost of Capital to be used in evaluation of investment projects.

3.	Recovery of credits of Pasep and Cofins taxes as a result of final court decision.

4.	Renova: grant of surety guarantee.

5.	Formal name for position: Internal Auditor.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. MARKET NOTICE DATED AUGUST 12, 2019: CEMIG ADOPTS NEW OPERATING STRUCTURE AND ADDS R$1.2 BILLION TO INVESTMENT IN DISTRIBUTION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), informs the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market:

1)    Cemig adopts new operating structure;

2)    – and adds R$ 1.2 bn to investment in Distribution.

1)	Operational restructuring

On August 9, Cemig adopted the most important restructuring in its history. Changes include:

•	elimination of several hierarchy levels in the management structure; and

•	25% reduction in the number of General Manager and line management posts.

Implemented with support from one of the leading international consultants, the significant changes to Cemig’s management processes aim to increase economic competitiveness by providing more fluid decision-making, and more interaction between different areas, focusing on efficiency, sustainability and improvement in service to clients.

2)	Increased investment by Cemig D

The Board of Directors also approved an increase in the Investment Plan of Cemig’s Distribution company, Cemig Distribuição – Cemig D – including additional execution of R$ 1.2 billion in the years 2020 through 2022. This aims to:

•	accelerate modernization of Cemig D’s assets base;

•	reduce costs of operation and maintenance;

•	improve the company’s quality indicators; and

•	increase client satisfaction.

No changes have been made to the Investment Plan of Cemig Geração e Transmissão S.A. (‘Cemig GT’). This table shows Cemig’s new Investment Plan, in consolidated form:

Investment Plan		June 2019 R$ mn
	Sources / purposes	2019	2020	2021	2022	2023	TOTAL
Cemig D	Cemig D funding (increased)	1,078	1,632	1,573	1,632	1,386	7,301
	Funding from clients	178	179	158	114	170	799
	Total, Cemig D	1,257	1,811	1,730	1,746	1,556	8,100

Cemig GT	Transmission (upgrades and improvements)	263	281	261	276	207	1,289
	Generation (operation and maintenance)	30	96	183	117	23	450
	Cash injections	46	89				135
	Total, Cemig GT	340	466	444	393	230	1,873

	Cemig investment, consolidated	1,596	2,277	2,174	2,139	1,786	9,973

Belo Horizonte, Monday, August 12, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MATERIAL ANNOUNCEMENT DATED AUGUST 14, 2019: EGM CALL ON ACQUISITION OF BRASNORTE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

EGM call on acquisition of Brasnorte

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) has today published the following Material Announcement:

“Transmissora Aliança de Energia Elétrica S.A. (B3: TAEE11) (“Taesa” or “Company”), pursuant to CVM Instruction 358/02, as amended, hereby announces to its shareholders, the market in general and other interested parties that, the Board of Directors approved, on this date, the acquisition by the Company of all the shares issued by Brasnorte Transmissora de Energia S.A. (“Brasnorte”) held by Bipar Energia S.A. (“Bipar”), representing 11.62% of its total shares.

The main terms and conditions of the transaction are included in the proposal of Taesa’s management to be submitted to the General Meeting (“Management Proposal”). The Management Proposal and the call notice for the General Meeting will be filed at the Company’s headquarters and will be available for consultation on the Company’s website (www.taesa.com.br/ri), on B3 S.A. – Brasil, Bolsa, Balcão website (www.b3.com.br) and on the Brazilian Securities and Exchange Commission (CVM) website (www.cvm.gov.br).”

Belo Horizonte, August 14, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MATERIAL ANNOUNCEMENT DATED AUGUST 20, 2019: TAESA – SPA SUBSCRIPTION FOR OPERATIONAL ASSET ACQUISITION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

TAESA—SPA subscription for operational asset acquisition

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) has today published the following Material Announcement:

“ Transmissora Aliança de Energia Elétrica S.A. (B3: TAEE11) (“Taesa” or “Company”), pursuant to CVM Instruction 358, as of January 3, 2002, as amended, hereby announces to its shareholders, the market in general and other interested parties that, on this date, it entered into a Share Purchase Agreement (“Agreement”) with RC Administração e Participações S.A. (“RC” or “Seller”), with the purpose of acquiring 100% of the shares representing the total and voting capital of Rialma Transmissora de Energia 1 S.A. (“Acquisition” and “Rialma I ”, respectively).

The completion of the transaction results in the acquisition of an asset located in the State of Rio Grande do Norte, interconnected with one of Taesa’s substations – SE Lagoa Nova of Paraíso Açu Transmissora de Energia S.A. –, allowing operational advantages in maintaining the new asset, and consequently contributing to the Company’s growth plan and its consolidation in the Brazilian transmission sector. Rialma I comprises the transmission line LT Lagoa Nova 11 – Currais Novos 11, voltage of 230 kV, double circuit, with an extension of 28 km and Annual Permitted Revenues (RAP) of R$ 12.6 million (2019-2020 cycle).

For the Acquisition, the Company will pay to the Seller the amount of R$ 56,717,000.00 (fifty six million, seven hundred and seventeen thousand Reais) (base date: June 30, 2019), subject to positive or negative adjustments resulting from the variation between the net debt and the working capital between the base date and the closing date, as well as other adjustments after the closing.

The closing and accomplishment of the Acquisition are subject to certain precedent conditions, including, among others, (a) regulatory authorizations of ANEEL and CADE; (b) non-occurrence of material adverse effect; (c) approval of Rialma I creditors; (d) full disbursement of the amounts financed with Banco do Nordeste do Brasil S.A.; (e) approval at the Company’s General Meeting, pursuant to article 12, §1st, point “o” of the Company’s bylaws, at a date to be defined.

In addition, the Company informs its shareholders that the acquisition value does not constitute a material investment, pursuant to Article 256, I combined with Article 247, both of Law No. 6,404/1976 (“Brazilian Corporate Law”). Also, the deliberation of the above subject will not give rise to any right of withdrawal, since the condition of application of paragraph 2 of Article 256 of the Brazilian Corporation Law was not verified, that is, the price of Acquisition does not exceed one and a half times the highest of the three amounts referred to in item II of the head provision of said article. Additionally, there will be no right of withdrawal for dissenting shareholders regarding the resolution of the Meeting approving the Acquisition.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The main terms and conditions of the Agreement and other relevant documents will be included in the Taesa’s management proposal to be submitted to the General Meeting (“Management Proposal”) which will occur during the fulfillment of the precedent conditions applicable to the Acquisition. The Management Proposal and the call notice for the General Meeting will be filed at the Company’s headquarters and will be available for consultation on the Company’s website (www.taesa.com.br/ri), on B3 S.A. – Brasil, Bolsa, Balcão website (www.b3.com.br) and on the Brazilian Securities and Exchange Commission (CVM) website (www.cvm.gov.br).

The Company will keep its shareholders and the market informed on a timely manner in accordance with current legislation on the development of the matters covered in this Material Fact.”

Belo Horizonte, August 20, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. EARNINGS RELEASE 2Q19: CEMIG’S 2Q19 EBITDA IS R$1.8 BILLION

2Q19 RESULTS

CEMIG:

2Q19 Ebitda is R$ 1.8 billion

Highlights of 2Q19:

◾	Tax credits in ICMS case:	R$1.4 billion	received in the quarter

◾	Finance income of:	R$ 1.5 billion	for updating of these credits

◾	Eurobond hedge gain:	R$ 461 million	posted in finance income

◾	Accounts receivable:	R$ 688 million	write-down for Renova credit risk

Indicators (GWh)	2Q19	2Q18%
Electricity sold (excluding CCEE)	13,120	14,076	(6.79)
Indicators – (R$ ’000)	2Q19	2Q18%
Sales on CCEE	144,821	25,639	464.85
Net debt	12,449,883	13,068,790	(4.74)
Gross revenue	9,973,225	8,289,559	20.31
Net revenue	7,016,793	5,606,538	25.15
Ebitda (IFRS)	1,811,785	883,482	105.07
Net profit	2,114,986	(10,886)	—
Ebitda margin	25.82%	15.75%	–10.07p.p.

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Conference call

Publication of 2Q19 results

Webcast and Conference call

Tuesday, August 20, 2019, at 10:00 am (Brasília time)

The transmission will have simultaneous translation in English and can be seen by Webcast, at http://ri.cemig.com.br , or by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: http://ri.cemig.com.br Click on the banner and download. Available for 90 days.	Conference call – Playback: Tel: (+55-11) 2188-0400 Password: CEMIG Português (Available August 20 – September 04, 2019)

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.: +55 (31) 3506-5024

Fax: +55 (31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

Maurício Fernandes Leonardo Júnior

◾	General Manager, Investor Relations

Antônio Carlos Vélez Braga

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Our shares

Security	Ticker	Currency	June 2019	Close of 2018	Change in the period %
Cemig PN	CMIG4	R$	14.85	13.43	10.57%
Cemig ON	CMIG3	R$	18.72	14.65	27.78%
ADR PN	CIG	US$	3.81	3.45	10.43%
ADR ON	CIG.C	US$	4.65	3.83	21.41%
Ibovespa	IBOV	–	100,967	87,887	14.88%
Power industry index	IEEX	–	63,831	49,266	29.56%

Source: Economática – Adjusted for corporate action, including dividends.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 18.83 billion in the first half of 2019, of which R$ 8.85 billion was traded in the second quarter. The daily average in the half-year is R$ 154.36 million – 87.66% higher than in 1H18.

Average daily trading in the common (ON) shares was R$ 31.54 million in the half-year, and R$ 37.13 million in the second quarter.

By aggregate volume of its common (ON) and preferred (PN) shares, Cemig was the most liquid electricity company traded in Brazil, and among those with the highest trading volume in the Brazilian market.

On the New York Stock Exchange, ADRs for Cemig’s preferred shares (CIG) in 1H19 traded a total volume of US$1.78 billion. We see this as recognition of Cemig by the investor market as a global investment option.

In 1H19 the São Paulo Ibovespa stock index rose 14.88%, closing at 100,967 points; On the São Paulo exchange, Cemig’s common (ON) shares rose 27.78%, and its preferred (PN) shares rose 10.57%. In New York, Cemig’s ADRs also rose in the half-year: the ADRs for the common shares rose 21.41%, and the ADRs for the preferred shares rose 10.43%.

In 2Q19, Cemig’s preferred ADRs (CIG) rose 10.12%, and the preferred shares (CMIG4) rose 10.24%.

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig’s long-term ratings

This tables shows long-term credit risk ratings and outlook for Cemig companies as provided by the principal rating agencies:

Brazilian rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	A–(bra)	Positive	A–(bra)	Positive	A–(bra)	Positive
S&P	brA+	Stable	brA+	Stable	brA+	Stable
Moody’s	Baa2.br	Stable	Baa2.br	Stable	Baa2.br	Stable

Global rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B+	Positive	B+	Positive	B+	Positive
S&P	B	Stable	B	Stable	B	Stable
Moody’s	B1	Stable	B1	Stable	B1	Stable

Ratings of Eurobonds:

Agency	Cemig		Cemig GT
	Rating	Outlook	Rating	Outlook
Fitch	B+	Positive	B+	Positive
S&P	B	Stable	B	Stable

Adoption of IFRS

The results presented below are prepared in accordance with Brazilian accounting rules, which now embody harmonization to IFRS (International Financial Reporting Standards). In thousands of Reais (R$ ’000)

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Statements of income

Consolidated – R$’000	2Q19	2Q18 Re-presented	%
GOING CONCERN OPERATIONS
REVENUE	7,016,793	5,606,538	25.15
OPERATING COSTS
Personnel	(312,031)	(348,576)	(10.48)
Employees’ and managers’ profit shares	(108,478)	(3,150)	3.343.75
Post-retirement obligations	(97,790)	(86,126)	13.54
Materials	(19,766)	(18,416)	7.33
Outsourced services	(302,241)	(254,553)	18.73
Electricity purchased for resale	(2,526,019)	(2,818,905)	(10.39)
Depreciation and amortization	(248,403)	(198,309)	25.26
Operating provisions	(869,373)	(134,112)	548.24
Charges for use of the national grid	(367,375)	(416,038)	(11.70)
Gas bought for resale	(330,180)	(293,225)	12.60
Infrastructure construction costs	(266,107)	(202,974)	31.10
Other operating expenses, net	(41,922)	(85,246)	(50.82)

TOTAL COST	(5,489,685)	(4,859,630)	5.80
Share of profit (loss) of associates and joint ventures, net	36,274	(83,107)	—
Operational profit before financial revenue (expenses) and taxes	1,563,382	663,801	187.95
Finance income	2,272,470	249,315	811.49
Finance expenses	(363,883)	(946,147)	(61.54)

Pre-tax profit	3,471,969	(33,031)	—
Current and deferred income tax and Social Contribution tax	(1,356,983)	773	—

RESULT OF GOING CONCERN OPERATIONS	2,114,986	(32,258)	—
Profit for the period from discontinued operations – Telecoms	—	21,372	—

NET PROFIT (LOSS) FOR THE PERIOD	2,114,986	(10,886)	—

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2Q19 Results

Cemig reports net profit of R$ 2,114,986 for 2Q19, which compares with a net loss of R$ 10,886 for 2Q18.

This higher figure was due to:

◾	credits of PIS, Pasep and Cofins taxes awarded in the ICMS tax case – in the amount of R$ 1,438,563, received in the quarter; and

◾	a financial revenue gain, of R$ 1,524,001, posted for monetary updating of the amount of these tax credits:

Credits of ICMS tax (court ruling that ICMS does not apply to Pasep/Cofins amounts)

On July 16, 2008, Cemig, Cemig GT and Cemig D filed an Ordinary Action for a declaration that it was unconstitutional to include the amount of ICMS value added tax – already paid or charged – inside the total on which the PIS, Pasep and Cofins taxes would be charged; and recognition of these companies’ right to compensation/offsetting of amounts unduly paid for the 10 years prior to the action being filed, with monetary adjustment by the Selic rate. The company and the said subsidiaries were awarded an interim injunction, and began to make escrow deposits into court for the amount represented by the inclusion of ICMS tax balances in the calculation base for the Pasep and Cofins taxes from August 2008 until August 2011. After that date, although they continued with the action challenging the calculation base, they opted to pay the contribution monthly.

In October 2017 the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, in favor of Cemig’s argument. In 2017, based on the opinion of its legal advisers, the Company and its subsidiaries wrote down from liabilities the amounts paid in escrow from 2008 to 2011; and also recognized a liability for reimbursement to their distribution consumers.

On May 8, 2019 the Regional Federal Appeal Court of the First Region gave final judgment (i.e. judgment against which there is no appeal) on the Ordinary Action, deciding in favor of Cemig, Cemig D and Cemig GT, and recognizing their right to exclude the ICMS amounts from the calculation base for Pasep and Cofins taxes, backdated from five years prior to the initial filing of the case – that is, from July 2003.

On June 11, 2019, based on this final judgment, the Companies filed for release of the escrow deposits, in the total amount of R$ 1,423,421: this still awaits court decision. Judgment has also been given, against which there is no further appeal, in favor of the similar applications made by Cemig’s wholly-owned subsidiaries Sá Carvalho, Cemig Geração Distribuída and UTE Barreiro.

Based on the opinion of its legal advisers, the Company believes that a portion of the credits to be received by Cemig D should be repaid to that company’s consumers in respect of a maximum period of 10 years. Thus, the Company constituted a liability corresponding to the credits arising for the last 10 years, that is to say, from June 2009 to May 2019, net of Pasep and Cofins taxes on the finance income gain represented by inflation correction of the total amount.

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The amounts will be repaid to consumers as from the date when the tax credits are in fact received by Cemig or its companies. These are still pending approval by the federal tax authority. The mechanisms and criteria for the repayment will be discussed with Aneel.

Pasep and Cofins credits R$ ’000	Cemig H	Cemig D	Cemig GT	Other investees	Total
Effect on Statement of financial position
Taxes offsettable (July 2003 to May 2019)	484,426	4,833,278	640,163	26,163	5,984,030
Amounts to be restituted to consumers	—	(2,971,879)	—	—	(2,971,879)
Taxes	(3,358,00)	(40,256)	(5,743)	(231)	(49,587)
Income tax and Social Contribution tax	(163,467)	(593,968)	(212,416)	(8,646)	(978,497)

Equity	317,601	1,227,175	422,004	17,286	1,984,067

Effects on profit and loss account
Net revenue (other operational revenues)	183,595	830,333	408,612	16,023	1,438,563
Net Finance income	300,831	990,810	225,808	9,909	1,524,001
Income tax and Social Contribution tax	(164,705)	(593,968)	(212,416)	(8,646)	(978,497)

	317,602	1,227,175	422,004	17,286	1,984,067

https://cemig.infoinvest.com.br/enu/17732/Fato_Relevante_Acao_ICMS_ing.pdf

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company, Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Sá Carvalho, Cemig PCH, Rosal Energia, CE Praias de Parajuru, CE Volta do Rio, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

These companies sell electricity to:

(i)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(ii)	Free Clients in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(iii)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; and

(iv)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

In 2Q19 the Cemig group sold a total volume of 13,120,258 MWh, or 6.79% less than in 2Q18. This reflects: re-classifications, in May, of industrial consumers from the captive market to the commercial and residential categories; a lower total for the Free Client segment, due to differences arising from seasonal factors; and lower sales of energy in the Regulated Market, due to ending of sale contracts made at the 15th Existing Supply Auction.

In June 2019 the Cemig Group invoiced 8,466,721 clients – or 0.6% less than the numerical total of the consumer base in June 2018. Of these, 8,466,370 are final consumers, and/or represent Cemig’s own consumption; and 351 are other agents in the Brazilian electricity sector.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The chart below itemizes the Cemig Group’s sales to final consumers in the year, by consumer category:

Sales to final consumers, 2Q19 and 2Q18

Total consumption of electricity (GWh)

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Consolidated	MWh		Change,%	Average price 2Q19 R$/MWh	Average price 2Q18 R$/MWh
	2Q19	2Q18
Residential	2,547,878	2,557,762	(0.39)	866,13	761.63
Industrial	3,947,233	4,524,750	(12.76)	292,56	253.97
Commercial, Services and Others	2,374,683	2,155,487	10.17	539,37	498.74
Rural	915,078	954,766	(4.16)	503,50	424.59
Public authorities	231,943	220,791	5.05	681,83	595.45
Public lighting	333,969	345,401	(3.31)	420,72	369.86
Public services	339,954	331,174	2.65	488,01	428.80

Subtotal	10,690,738	11,090,131	(3.60)	520,80	448.94
Own consumption	7,247	11,357	(36.19)	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	2,422,273	2,974,570	(18.57)	264,85	257.69

Total	13,120,258	14,076,058	(6.79)	482,29	414.75

(*)

Includes CCEARs (Regulated Market Sales Contracts), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (‘GAG’ revenues) for the 18 hydroelectric plants of Lot D of Auction 12/2015.

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks totaled 11,198,304 MWh in 2Q19. There are two components of this increase:

◾	consumption by the captive market 0.79% lower YoY, and

◾	use of the network by Free Clients 0.75% higher YoY.

Captive clients + Transmission service – MWh	2Q19	2Q18%
Residential	2,547,878	2,557,762	(0.39)
Industrial	5,112,557	5,133,422	(0.41)
Commercial, Services and Others	1,622,920	1,587,809	2.21
Rural	917,775	957,532	(4.15)
Public authorities	231,943	220,791	5.05
Public lighting	333,969	345,401	(3.31)
Public services	339,954	331,174	2.65
Concession holders (Distributors)	84,060	70,446	19.33

Total	11,198,304	11,215,694	(0.12)

Residential

The figure for 2Q19 residential consumption 0.39% lower than in 2Q18 is related to the billing calendar.

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Industrial

The total for the captive market segment was reduced, in the quarter, by reclassification, in May, of approximately 50% of the consumers in the Industrial category to the Commercial and Residential categories. The reduction in the Free Client segment is related to differences in seasonal effects between the second quarters of 2018 and 2019. In spite of the fall in the market, there was an increase in revenue due to different contractual prices, and price adjustments.

Commercial and Services

The figure 2.21% higher than in 2Q18 is associated with the significant increase in consumption by the Free Market, associated with an increase (12.91%) in migration of clients from the captive market.

Rural

The figure for 2Q19 was 4.15% lower YoY, mainly reflecting the lower number of consumers billed in June 2019 than June 2018, and the lower consumption related to irrigation (due to better rainfall).

Number of clients

The Cemig group billed a total of 8,465,537 customers in June 2019 (this excludes the group’s own consumption). Of this total, 1,220 are Free Clients, which use Cemig D’s distribution network.

Cemig D	Number of clients		Change,%
	June 30, 2019	June 30, 2018
Residential	6,880,550	6,807,112	1.08
Industrial	29,712	73,261	(59.44)
Commercial, Services and Others	761,017	719,192	5.82
Rural	708,542	710,131	(0.22)
Public authorities	64,565	64,171	0.61
Public lighting	6,425	6,185	3.88
Public services	13,506	13,253	1.91

	8,464,317	8,393,305	0.85

Total energy carried
Industrial	594	556	6.83
Commercial	618	504	22.62
Rural	5	5	—
Concession holder	3	3	—

	1,220	1,068	14.23

Total	8,466,214	8,395,120	0.85

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Physical totals of transport and distribution – MWh

Metered market	MWh		Change,
	2Q19	2Q18%
Total energy carried
Transported for distributors (metered)	86,200	75,858	13.63
Transported for Free Clients (metered)	4,945,263	4,806,097	2.90
Own load + Distributed generation (1)(2)	7,977,385	8,002,427	(0.31)
Consumption by captive market – Billed supply	6,288,496	6,331,252	(0.68)
Losses in distribution network	1,688,889	1,671,175	1.06

Total energy carried	13,008,849	12,884,381	0.97

(1)	Includes Distributed Microgeneration.
(2)	Includes own consumption.

The electricity market of Cemig GT

Cemig GT billed a total of 6,864,111 MWh in 2Q19, an decrease of 9.15% vs. 2Q18.

Consumption by industrial clients was 10.92% lower year-on-year, due to a higher seasonal effect at the beginning of 2019, in which less power was allocated in the first half and more in the second half of the year. Meanwhile, consumption in the commercial market segment was 27.07% higher year-on-year, due to an increasing number of clients migrating from the captive market to the free market. Cemig GT added 118 commercial clients from June 2018 to June 2019.

Cemig GT	(MWh)		Change,%
	2Q19	2Q18
Free Clients
Industrial	3,326,304	3,733,998	(10.92)
Commercial	1,082,661	851,996	27.07
Rural	525	315	66.74
Free Market – Free contracts	1,892,133	2,339,728	(19.13)
Regulated Market	530,140	597,555	(11.28)
Regulated Market – Cemig D	32,348	32,218	0.40

Total	6,864,111	7,555,810	(9.15)

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUPPLY QUALITY INDICATORS – DECi and FECi

Cemig is continuously taking action to improve its operational management, the logistical organization of its emergency services, and its permanent routine of preventive inspection and maintenance of substations, distribution lines and networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to maintain the quality of electricity supply, and as a result maintain satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages:

•	DECi (Average Outage Duration per Consumer, in hours), and

•

FECi (Average Outage Frequency per Consumer, in number of outages), – since January 2016. These quality indicators are linked to the current concession contract of Cemig D (distribution), signed in 2015.

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity in 2Q19 was R$ 6,327,737, or 8.39% more than in 2Q18 (R$ 5,838,104).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 2Q19 was R$ 5,567,717, or 11.83% more than in 2Q18 (R$ 4,978,835).

The main factors in this revenue were:

◾	The annual tariff adjustment for Cemig D effective May 28, 2019, with an average upward effect of 8.73% on consumer tariffs.

◾	The annual tariff adjustment for Cemig D, effective May 28, 2018 (full effect in 2019) resulting in an average increase in customer tariffs of 23.19%.

	2Q19		2Q18		Change%
	MWh	R$	MWh	R$	MWh	R$
Residential	2,547,878	2,206,790	2,557,762	1,948,068	(0.39)	13.28
Industrial	3,947,233	1,154,786	4,524,750	1,149,137	(12.76)	0.49
Commercial, services and others	2,374,683	1,280,841	2,155,487	1,075,019	10.17	19.15
Rural	915,078	460,746	954,766	405,384	(4.16)	13.66
Public authorities	231,943	158,145	220,791	131,469	5.05	20.29
Public lighting	333,969	140,508	345,401	127,749	(3.31)	9.99
Public services	339,954	165,901	331,174	142,009	2.65	16.82

Subtotal	10,690,738	5,567,717	11,090,131	4,978,835	(3.60)	11.83
Own consumption	7,247	—	11,357	—	(36.19)	—
Unbilled retail supply, net	—	80,721	—	130,096	—	(37.95)

	10,697,985	5,648,438	11,101,488	5,108,931	(3.63)	10.56

Wholesale supply to other concession holders (1)	2,422,273	641,532	2,974,570	766,525	(18.57)	(16.31)
Wholesale supply not yet invoiced, net	—	37,767	—	(37,352)	—	(201.11)

Total	13,120,258	6,327,737	14,076,058	5,838,104	(6.79)	8.39

(1)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Revenue from Use of the Distribution System (the TUSD charge)

Revenue from the Tariff for Use of the Distribution System (TUSD) in 2Q19 was R$ 635,675, or 44.28% more than in 2Q18 (R$ 440,599) – the higher figure reflects the increase of 65.60% granted for the TUSD, in effect from May 28, 2018 (full effect in 2019), and also the higher volume of energy carried.

CVA and Other financial components in tariff adjustment

In its financial statements Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis for decision on the rates charged to consumers. In 2Q19 amounts totaling R$ 40,109 to be passed through to the Company in the next tariff adjustment were recognized, compared to R$ 709,516 arising in 2Q18. This difference is mainly due to a lower difference than in 2018 between the cost of energy in 2019 and the cost estimated in the tariff – this difference generates a financial asset to be reimbursed to consumers through the next tariff adjustment.

Changes in balances of CVA-related financial assets and liabilities:

R$ ’000
Balance at March 31, 2018	242,546
Net constitution of financial assets	563,662
Realized	145,854
Others – R&D Reimbursement	(114,782)
Payments from the Flag Tariff Centralizing Account	(12,404)
Inflation adjustment – Selic rate (Note 30)	10,839

Balance at June 30, 2018 (re-presented)	835,715

Balance at March 31, 2019	1,147,415
Net constitution of financial assets (1)	87,700
Realized	(127,809)
Advances from the Flag Tariff Centralizing Account	(8,581)
Inflation adjustment – Selic rate (Note 30)	32,140

Balance at Sunday, June 30, 2019	1,130,865

(1)

The CVA asset recognized in the period is mainly due to a higher difference in 2019 than 2018 between actual costs of energy and the estimate figures used for future cost of energy in the tariff calculation (the difference generates a financial asset to be reimbursed to the Company through the next tariff adjustment).

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Revenue from transactions on the Wholesale Trading Exchange (CCEE)

Revenue from transactions in electricity on the CCEE in 2Q19 was R$ 144,821, compared to R$ 25,639 in 2Q18 – an increase of 464.85% year-on-year. This arises mainly from the following items:

◾	Free Clients adopted a more aggressive strategy in seasonalization of their contracts in 2Q19 than in 2Q18, which increased Cemig GT’s levels of available excess energy in April and May 2019.

◾	The spot price in April 2019 was higher than in April 2018, resulting in higher revenue in 2Q19 than 2Q18.

◾	Cemig assumed a debtor position in the CCEE in June 2018, caused by higher allocation of supply by clients in this period, and by spot sales.

Period	Spot price		GSF
	Sub-market	Average price – R$/MWh
April	Southeast/Center-West	180.41	1.189
May	Southeast/Center-West	135.17	0.923
June	Southeast/Center-West	78.52	0.669

Revenue from supply of gas

Revenue from supply of gas in 2Q19 totaled R$ 534,955, compared to R$ 470,908 in 2Q18 – an increase of 13.60%. This mainly reflected the increase in the tariff in 2Q19, and the increase in the passthrough of the cost of gas acquired from Petrobras.

Market (’000 m3/day)	2014	2015	2016	2017	2018	June 30, 2019
Residential	0.72	1.04	3.38	11.44	17.73	19.23
Commercial	23.15	22.42	24.68	32.67	39.37	41.87
Industrial	2,849.24	2,422.78	2,173.76	2,453.22	2,400.41	2,219.07
Other expenses	99.64	119.87	120.19	126.15	155.14	154.33

Total market excluding thermal plants	2,972.75	2,566.11	2,322.01	2,623.47	2,612.65	2,434.50
Thermal generation	1,223.99	1,309.13	591.52	990.89	414.04	534.27

Total	4,196.74	3,875.24	2,913.53	3,614.36	3,026.69	2,968.77

•	Supply of gas to the residential market began in 2013.

•	In June 2019, a total of 46,638 households were invoiced.

Number of clients	2014	2015	2016	2017	2018	June 30, 2019
Residential	1,446	3,820	14,935	30,605	41,377	45,593
Commercial	177	218	394	591	756	878
Industrial	111	113	112	107	109	107
Other expenses	88	62	49	50	57	58
Thermal generation	2	2	2	2	2	2

Total	1,824	4,215	15,492	31,355	42,301	46,638

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Credits of PIS, Pasep and Cofins taxes previously charged on amounts of ICMS tax

The credits of PIS, Pasep and Cofins taxes, previously charged in respect of ICMS already paid or charged – these credits total R$ 1,438,563 – are the result of recognition by the courts, backdated to July 2003, of the Company’s right to exclude the amount of ICMS tax (already charged or paid) from the calculation base of those taxes.

Taxes and charges reported as Deductions from revenue

The total of these taxes and charges reported as deductions from revenue in 2Q19 was R$ 2,957,993 – or 10.25% more than in 2Q18 (R$ 2,683,021). The main component of the difference was in collection of ICMS tax, which is charged as a percentage of billing.

Operating costs and expenses

Operational costs and expenses in 2Q19 totaled R$ 5,489,685, or 12.97% more than in 2Q18 (R$ 4,859,629).

The following paragraphs comment on the main variations:

Personnel

The expense on personnel in 2Q19 was R$ 312,031, or 10.48% less than in 2Q18 (R$ 348,576). The lower figure basically reflects higher expenses on the voluntary dismissal program in 2Q18 – a total of R$ 25,666; and the lower total number of employees in 2Q19 as a result of those voluntary programs.

Number of employees – by company

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Employees’ and managers’ profit shares

This expense in 2Q19 was R$ 108,478, compared to R$ 3,150 in 2Q18. The higher figure is due to the higher consolidated profit of Cemig – the basis of calculation for profit shares (the collective agreements are unified).

Electricity purchased for resale

The expense on electricity bought for resale in 2Q19 was R$ 2,526,019, or 10.39% less than in 2Q18 (R$ 2,818,905). This arises mainly from:

◾	Expenses on supply acquired at auction 9.57% lower, at R$ 684,774 in 2Q19, compared to R$ 757,243 in 2Q18, mainly due to updating of contracts for more advantageous terms in 2019.

◾	Expenses on spot supply purchases 60.84% lower, at R$ 278,055 in 2Q19, compared to R$ 710,115 in 2Q18 – mainly reflecting the spot price being 56.60% lower year-on-year.

◾

Expenses on distributed generation 129.76% higher, at R$ 44,892 in 2Q19, compared to R$ 19,539 in 2Q18 – reflecting the growth from 2Q18 to 2Q19 in the number of generation plants, and the scale of supply injected into the grid.

◾

Expenses on supply acquired through physical guarantee quota contracts were 24.08% higher, at R$ 185,427 in 2Q19, compared to R$ 140,241 in 2Q18. This was basically due to the average price per MWh being 22.73% higher – at R$ 101.93 in 2Q19, compared to R$ 83.05 in 2Q18.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Power supply bought for resale R$ ’000	2Q19	2Q18%
Supply from Itaipu Binacional	361,021	345,177	4.59
Physical guarantee quota contracts	185,427	149,437	24.08
Quotas for Angra I and II nuclear plants	67,293	66,711	0.87
Spot market – CCEE	246,418	621,825	(60.37)
‘Bilateral’ contracts	78,883	73,011	8.04
Supply acquired in auctions on the Regulated Market	702,423	764,807	(8.16)
Proinfa Program	95,308	79,849	19.36
Distributed generation	44,892	19,539	129.76
Pasep and Cofins credits	(154,239)	(193,253)	(20.19)

	1,627,426	1,927,103	(15.55)

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Operating provisions

Operational provisions were 548.24% higher YoY in the quarter – at R$ 869,373 in 2Q19, compared to R$ 134,112 in 2Q18. This arises mainly from the following factors:

◾	A loss of R$ 688,031 was recognized for expected impairment of Accounts receivable from Renova, after an assessment of the investee’s credit risk.

◾

Provisions for employment-law legal actions totaling R$ 105,122 in 2Q19, compared to a reversal of provisions of R$ 20,114 in 2Q18. This arises mainly from new actions, or from reassessment of the chances of loss in existing actions, based on adverse court decisions taking place in the period. Also, a difference was recognized for application of the IPCA-E inflation index instead of the TR reference rate in monetary adjustment for employment-law legal actions dealing with debts arising from March 25, 2015 to November 10, 2017, inclusive – these are at the advanced execution phase and now have chances of loss assessed as ‘probable’, due to the recent decision by the Regional Employment-law Appeal Court of the Minas Gerais region (3rd Region) to accept the decision of the Higher Employment-law Appeal Court to mandate use of the IPCA-E index.

◾	Reduction in the allowance for doubtful receivables – by 47.88%, from R$ 91,374 in 2Q18 to R$ 47,627 in 2Q19.

Default

In 2019 the economy was marked by two main features: instability in the financial market, and continuation of the slow process of recovery in economic activity.

To be sure of overcoming the effects of an economic scenario that still appears to be adverse, and to combat the historic level of default, in 2019 Cemig is maintaining its high levels of effort for collection from consumers in default. This appears to be producing positive results: the default situation has improved considerably in recent months. The average of the indices for default in this last quarter has improved by 7.5% from that of 2Q18, and by 12% from 2Q17. The main contribution came from a significant reduction in short-term debt (up to 3 months past due). In view of this, Cemig expects the downward trend that has begun in 2019 to be maintained – and that it will thus be able to reduce the level of this index continuously, converging to historic levels.

Cemig uses various tools of communication and collection to prevent increase in default. These include contact by telephone and email, collection requests by text and by letter, negative posting on credit registers, collection through the courts and, principally, disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice by a defaulting consumer.

Importantly, the Company is maintaining a robust plan for consumer disconnections in 2019, under which it expects to carry out more than 1 million consumer disconnections – over the aggregate of all the types of consumer – in a year, for the second year running.

As well as the collection methods Cemig already uses to combat default over the long term, it is in the process of contracting a company specialized in out-of-court solutions to disputes, to negotiate these receivables through technology platforms.

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With more intense application of the tools for collection, the Company is even more confident that default indices will be reduced in the coming periods.

Share of profit (loss) of associates and joint ventures, net

The result of equity method gains in non-consolidated investees in 2Q19 was a gain of R$ 36,274, compared to a loss of R$ 83,107 in 2Q18. The losses in 2Q18 mainly came from the interests in Renova and Madeira Energia. No equity loss on the investment in Renova was recognized in the first half of 2019, since this had been written off in December 2018, due to that investee’s uncovered liabilities.

Financial revenue (expenses)

Cemig reported net financial revenue in 2Q19 of R$ 1,908,587, which compares with net financial expenses of R$ 696,832 in 2Q18. The main factors are:

◾

Higher gain on the hedge transaction contracted to protect the Eurobond issue from exchange rate variation: the gain in 2Q19 was R$ 461,083, compared to a gain of R$ 82,879 in 2Q18. This improvement mainly reflects lowering of the yield curve over the period of the contract, which helps reduce expectations for the amount of payments of Cemig’s obligations, which are indexed to the CDI rate, increasing the fair value of the option.

◾	Updating of the tax credits in PIS, Pasep and Cofins taxes (arising from the legal decision on ICMS tax). The total of this updating at present is R$ 1,524,001.

◾

Lower FX variation on loans in foreign currency – which in 2Q19 represented a financial gain of R$ 103,450, but were a financial expense of R$ 540,755 in 2Q18. This reduction is due to the lower exchange rate in effect in the period.

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EBITDA

Cemig’s consolidated Ebitda in 2Q19 was 105.07% higher than in 2Q18 – the main component being recognition of the credits for PIS, Pasep and Cofins tax, following the judgment in the company’s favor on the ICMS tax issue. Ebitda margin in 2Q19 was 59.54%, compared to 26.24% in 2Q18.

Ebitda R$ ’000	2Q19	2Q18	Change,%
Net profit for the period	2,114,986	(10,886)	—
+ Income tax and the Social Contribution tax	1,356,983	(773)	—
+ Net financial revenue (expenses)	(1,908,587)	696,832	—
+ Depreciation and amortization	248,403	198,309	25.26

= Ebitda	1,811,785	883,482	105.07

EBITDA

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DEBT

The Company’s total consolidated debt at June 30, 2019 was R$ 13,876,389.

•	This is 6.06% lower than at December 31, 2018.

In 2Q19 a total of R$ 769,148 was amortized, of which R$ 515,242 was debt of Cemig D.

Total and net debt, by company R$ ’000	Jun. 30, 2019	Dec. 31, 2018%
Cemig
Total debt	13,876,389	14,771,828	(6.06)
Net debt	12,449,883	13,068,790	(4.74)
Cemig GT
Total debt	7,819,245	8,198,912	(4.63)
Net debt	7,234,807	7,713,870	(6.21)
Cemig D
Total debt	5,764,639	6,263,408	(7.96)
Net debt	5,279,221	5,347,136	(1.27)
Gasmig
Total debt	259,468	274,916	(5.62)
Net debt	42,786	180,323	(76.27)

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RESULTS SEPARATED BY BUSINESS SEGMENT

	INFORMATION BY SEGMENT ON JUNE 30, 2019
DESCRIPTION	ELECTRICITY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	15,266,259	4,005,523	40,919,551	1,932,781	3,011,465	420,404	65,555,983
INVESTMENT IN AFFILIATES AND JOINTLY-CONTROLLED ENTITIES	4,040,361	1,229,890	—	—	16,095	—	5,286,346
ADDITIONS TO THE SEGMENT	36,374	—	16,115	328	—	—	52,817
ADDITIONS TO FINANCIAL ASSETS	—	82,989	347,052	19,069	—	—	449,110
GOING CONCERN OPERATIONS
NET REVENUE	3,804,889	329,457	7,785,779	902,123	254,645	(146,922)	12,929,971
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(1,699,161)	—	(3,455,727)	—	—	34,688	(5,120,200)
Charges for use of the national grid	(92,252)	—	(713,263)	—	—	104,344	(701,171)
Gas bought for resale	—	—	—	(725,162)	—	—	(725,162)

Total	(1,791,413)	—	(4,168,990)	(725,162)	—	139,032	(6,546,533)
OPERATING COSTS AND EXPENSES
Personnel	(108,721)	(60,092)	(463,651)	(23,130)	(21,478)	—	(677,072)
Employees’ and managers’ profit shares	(24,743)	(17,588)	(120,976)	—	(11,208)	—	(174,515)
Post-retirement obligations	(24,447)	(18,184)	(134,323)	—	(21,745)	—	(198,699)
Materials	(8,022)	(2,135)	(29,102)	(907)	(103)	13	(40,256)
Outsourced services	(58,556)	(20,422)	(486,762)	(9,265)	(13,823)	2,859	(585,969)
Depreciation and amortization	(111,236)	(2,699)	(325,019)	(37,921)	(2,424)	—	(479,299)
Operational provisions (reversals)	(733,237)	(9,781)	(194,748)	(1,520)	(39,093)	—	(978,379)
Construction costs	—	(82,989)	(363,167)	(19,069)	—	—	(465,225)
Other operational expenses net	(10,615)	(7,550)	(81,049)	(4,582)	4,924	5,018	(93,854)
Total cost of operation	(1,079,577)	(221,440)	(2,198,797)	(96,394)	(104,950)	7,890	(3,693,268)

OPERATING COSTS AND EXPENSES
	(2,870,990)	(221,440)	(6,367,787)	(821,556)	(104,950)	146,922	(10,239,801)

OPERATING COSTS AND EXPENSES

	3,347	100,567	—	—	(414)	—	103,500
Share of profit (loss) in associates and joint ventures
	937,246	208,584	1,417,992	80,567	149,281	—	2,793,670

OPER. PROFIT BEFORE FIN. REV. (EXP.) AND TAXES	946,898	65,550	1,250,669	50,880	308,991	—	2,622,988
Financial revenues	(409,417)	(45,928)	(329,796)	(12,320)	(18,500)	—	(815,961)
Financial expenses	1,474,727	228,206	2,338,865	119,127	439,772	—	4,600,697

PRE-TAX PROFIT	(680,745)	(59,037)	(771,698)	(39,593)	(137,399)	—	(1,688,472)

Net profit	793,982	169,169	1,567,167	79,534	302,373	—	2,912,225

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APPENDICES

CAPEX

R$ ’000	2019 Realized	2019 Proposed
GENERATION	49,294	76,245
Investment program	12,500	28,621
Capital contributions
Aliança Norte	953	953
SPC – Guanhães	19,766	19,766
SPC – Amazônia Energia Participações (Belo Monte)	75	282
Itaocara Hydroelectric Plant	—	26,583
Baguari Energia	—	40
Acquisitions of wind farms in Ceará	16,000	—
TRANSMISSION	82,975	263,352
Investment program	82,975	263,352
Cemig D	402,927	1,078,417
Investment program	402,927	1,078,417
Holding company	18,297	97,787
Infrastructure	—	240
Capital contributions
Axxiom	5,765	10,000
Cemig GD (Distributed Generation)	10,337	60,337
Cemig Overseas	37	46
Gas consortia	—	19
Efficientia – Distributed generation	—	25,000
Acquisitions – Centroeste	2,158	2,158

TOTAL	553,493	1,515,801

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Sources and uses of electricity – billed market

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Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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Generation transmission concessions:

Generation – Plants

Generation Power Plant	Cemig Group Company	Type of Power Plant	CEMIG´s Stake	Installed Capacity (MW)	Assured Power Level (avg. MW)	Expiration of Concession
Emborcação	CEMIG GT	Hydroelectric	100,00%	1.192,00	499,70	Jul-25
Belo Monte	Norte	Hydroelectric	12,91%	976,52	589,93	Aug-45
Santo Antônio	SAE	Hydroelectric	15,51%	553,44	439,45	Jun-43
Nova Ponte	CEMIG GT	Hydroelectric	100,00%	510,00	270,10	Jul-25
Irapé	CEMIG GT	Hydroelectric	100,00%	399,00	207,90	Feb-35
Três Marias	CEMIG G. TRÊS MARIAS	Hydroelectric	100,00%	396,00	71,70	Jan-46
Nilo Peçanha	Light Energia	SHP	22,60%	85,89	163,05	Jun-26
Aimorés	ALIANÇA	Hydroelectric	45,00%	148,50	81,86	Dec-35
Igarapé	CEMIG GT	Hydroelectric	100,00%	131,00	71,30	Aug-24
Salto Grande	CEMIG G. SALTO GRANDE	Hydroelectric	100,00%	102,00	22,50	Jan-46
Amador Aguiar I	ALIANÇA	Hydroelectric	39,32%	94,36	60,70	Aug-36
Ilha dos Pombos	Light Energia	SHP	22,60%	91,46	53,41	Jun-26
Queimado	CEMIG GT	Hydroelectric	82,50%	42,30	56,02	Jan-33
Amador Aguiar II	ALIANÇA	Hydroelectric	39,32%	82,56	51,78	Aug-36
Funil	ALIANÇA	Hydroelectric	45,00%	81,00	38,07	Dec-35
Sá Carvalho	Sá Carvalho S.A	Hydroelectric	100,00%	78,00	56,10	Dec-24
Fontes Nova	Light Energia	SHP	22,60%	29,83	48,28	Jun-26
Rosal	Rosal Energia S. A	Hydroelectric	100,00%	55,00	29,10	May-32
Itutinga	CEMIG G. ITUTINGA	Hydroelectric	100,00%	52,00	8,40	Jan-46
Igarapava	ALIANÇA	Hydroelectric	23,69%	49,75	31,80	Dec-28
Pereira Passos	Light Energia	SHP	22,60%	22,58	23,70	Jun-26
Baguari	BAGUARI ENERGIA	Hydroelectric	34,00%	47,60	28,80	Aug-41
Camargos	CEMIG G. CAMARGOS	Hydroelectric	100,00%	46,00	6,30	Jan-46
Volta do Rio	CEMIG GT	Wind farm	100,00%	42,00	18,41	Dec-31
Retiro Baixo	Retiro Baixo Energética SA	Hydroelectric	49,90%	40,92	18,26	Aug-41
Porto Estrela	ALIANÇA	Hydroelectric	30,00%	33,60	18,54	Jul-32
Praias de Parajuru	CEMIG GT	Wind farm	100,00%	28,80	8,39	Sep-32
Santa Branca	Light Energia	SHP	22,60%	12,67	14,85	Jun-26
Pai Joaquim	CEMIG PCH S.A	SHP	100,00%	23,00	13,91	Apr-32
Piau	CEMIG G. SUL	SHP	100,00%	18,01	4,06	Jan-46
Gafanhoto	CEMIG G. OESTE	SHP	100,00%	14,00	2,00	Jan-46
Cachoeirão	Hidrelétrica Cachoeirão	SHP	49,00%	13,23	8,02	Jul-30
Dores de Guanhães	Guahães Energia	SHP	73,92%	10,35	5,28	Nov-32
Others	—	—	—	241,15	113,17	—
Total			—	5.744,53	3.134,84

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Permitted Annual Revenue (RAP) FOR 2019-2020:

( Aneel Ratifying Resolution (REH) 2565 of 2019 – for the 2019/2020 cycle )

RAP (Permitted Annual Revenue - Transmission ) - 2018/2019 cycle
Annual Permitted Revenue (RAP)	RAP	% Cemig	Cemig
Cemig GT	704.516.559	100,00%	704.516.559
Cemig GT	678.468.095	100,00%	678.468.095
Cemig Itajuba	26.048.464	100,00%	26.048.464
Centroeste	19.527.260	51,00%	9.958.903
Taesa	2.601.459.469	21,68%	563.996.413
Novatrans 2	292.844.092		63.488.599
TSN	300.992.176		65.255.104
Munirah	40.946.624		8.877.228
GTESA	5.515.544		1.195.770
PATESA	18.078.709		3.919.464
ETAU	38.500.280		8.346.861
ETEO	98.933.020		21.448.679
NTE	86.286.553		18.706.925
STE	48.636.153		10.544.318
ATE I	167.264.727		36.262.993
ATE II	258.668.882		56.079.414
EATE	122.242.974		26.502.277
ETEP	27.562.990		5.975.656
ENTE	101.996.568		22.112.856
ECTE	10.186.476		2.208.428
ERTE	19.483.764		4.224.080
Lumitrans	11.959.851		2.592.896
Transleste	24.728.188		5.361.071
Transirapé	20.073.621		4.351.961
Transudeste	15.326.765		3.322.843
ATE III	125.389.196		27.184.378
São Gotardo	5.416.349		1.174.265
Mariana	15.362.098		3.330.503
Miracema	65.032.990		14.099.152
Janaúba	194.059.383		42.072.074
Aimorés	39.686.900		8.604.120
Paraguaçu	59.239.231		12.843.065
Brasnorte	24.355.953		5.280.371
STC	18.932.098		4.104.479
EBTE	34.360.035		7.449.256
ESDE	7.046.946		1.527.778
ETSE	4.026.515		872.948
ESTE	56.088.981		12.160.091
Ivaí	147.000.350		31.869.676
EDTE	34.500.301		7.479.665
Sant’Ana	60.734.185		13.167.171
Light	10.181.318	22,58%	2.298.942
RAP TOTAL CEMIG			1.280.770.816

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Cemig D Tables (R$ mn)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q17	6.249	4.274	10.523	30
2Q17	6.314	4.287	10.601	30
3Q17	6.232	4.586	10.817	31
4Q18	6.259	4.591	10.850	31
1Q18	6.213	4.637	10.850	31
2Q18	6.343	4.873	11.216	30
3Q18	6.309	4.870	11.179	30
4Q18	6.406	4.906	11.313	31
1Q19	6.529	4.760	11.289	33
2Q19	6.288	4.910	11.198	33

(1)	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
(2)	Total electricity distributed
(3)	Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues (R$ million)	2Q19	1Q19	2Q18	QoQ	YoY
Sales to end consumers	4,653	4,890	4,085	-4.85%	13.90%
Revenue from Use of Distribution Systems (the TUSD charge)	640	636	445	0.63%	43.82%
CVA and Other financial components in tariff adjustment	-40	120	709	-133.33%	-105.64%
Construction revenue	203	160	191	26.88%	6.28%
	830	0	0	—	—
Others	342	302	305	13.25%	12.13%
Subtotal	6,628	6,108	5,735	8.51%	15.57%
Deductions	2,393	2,558	2,191	-6.45%	9.22%
Net Revenues	4,235	3,550	3,544	19.30%	19.50%

Operating Expenses (R$ million)	2Q19	1Q19	2Q18	QoQ	Y oY
Personnel	216	248	235	-12.90%	-8.09%
Employees’ and managers’ profit sharing	75	46	-1	63.04%	—
Forluz – Post-retirement obligations	66	68	57	-2.94%	15.79%
Materials	15	15	14	0.00%	7.14%
Outsourced services	247	239	212	3.35%	16.51%
Amortization	163	162	147	0.62%	10.88%
Operating provisions	136	59	64	130.51%	112.50%
Charges for Use of Basic Transmission Network	374	339	410	10.32%	-8.78%
Energy purchased for resale	1,627	1,828	1,927	-11.00%	-15.57%
Construction Cost	203	160	191	26.88%	6.28%
Other Expenses	39	42	63	-7.14%	-38.10%
Total	3,161	3,206	3,319	-1.40%	-4.76%

Statement of Results (R$ million)	2Q19	1Q19	2Q18	QoQ	Y oY
Net Revenue	4,235	3,550	3,544	19.30%	19.50%
Operating Expenses	3,161	3,206	3,319	-1.40%	-4.76%
EBIT	1,074	344	225	212.21%	377.33%
EBITDA	1,237	506	372	144.47%	232.53%
Financial Result	975	-55	-60	—	—
Provision for Income Taxes, Social Cont & Deferred Income Tax	-671	-101	-53	564.36%	1166.04%
Net Income	1,378	188	112	632.98%	1130.36%

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Cemig GT tables (R$ mn)

Operating Revenues	2Q19	1Q19	2Q18	QoQ	YoY
Sales to end consumers	996	953	1012	4.5%	-1.6%
Supply	697	834	703	-16.4%	-0.9%
Revenues from Trans. Network	173	163	151	6.1%	14.6%
Gain on monetary updating of Concession Grant Fee	95	81	75	17.3%	26.7%
Transactions in the CCEE	145	259	32	-44.0%	353.1%
Construction revenue	55	28	4	96.4%	1275.0%
Transmission indemnity revenue	58	32	97	81.3%	-40.2%
Generation indemnity revenue	—	—	17	—	—
Pis/Pasep e Cofins sobre ICMS	424	—	—	100.0%	100.0%
Others	46	54	14	-14.8%	228.6%
Subtotal	2,689	2,404	2,105	11.9%	27.7%
Deductions	447	449	392	-0.4%	14.0%
Net Revenues	2,242	1,955	1,713	14.7%	30.9%

Operating Expenses	2Q19	1Q19	2Q18	2T/1T	2T/2T
Personnel	77	91	85	-15.4%	-9.4%
Employees’ and managers’ profit sharing	27	15	0	80.0%	100.0%
Forluz – Post-retirement obligations	21	21	18	0.0%	16.7%
Materials	5	5	3	0.0%	66.7%
Outsourced services	44	34	35	29.4%	25.7%
Depreciation and Amortization	67	47	37	42.6%	81.1%
Operating provisions	713	30	30	2276.7%	2276.7%
Charges for Use of Basic Transmission Network	46	46	56	0.0%	-17.9%
Energy purchased for resale	916	783	897	17.0%	2.1%
Construction Cost	55	28	4	96.4%	1275.0%
Other Expenses	11	9	18	22.22%	-38.9%
Total	1,982	1,109	1,183	78.7%	67.5%

Sta tement of Results	2Q19	1Q19	2Q18	QoQ	YoY
Net Revenue	2242	1955	1713	14.7%	30.9%
Operating Expenses	1982	1109	1183	78.7%	67.5%
EBIT	260	846	530	-69.3%	-50.9%
Equity gain in subsidiaries	-28	37	-109	—	-74.3%
EBITDA	299	930	458	-67.8%	-34.7%
Financial Result	624	-65	-650	—	—
Provision for Income Taxes, Social Cont & Deferred Income Tax	-514	-234	49	119.7%	-1149.0%
Net Income	342	584	-180	-41.4%	—

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Tables – Cemig Consolidated (R$ mn)

Energy Sales (Consolidated)(GWh)	2Q19	1Q19	2Q18	QoQ	YoY
Residential	2,547	2,744	2,558	-7.18%	-0.43%
Industrial	3,947	3,872	4,525	1.94%	-12.77%
Commercial	2,375	2,279	2,155	4.21%	10.21%
Rural	915	860	955	6.40%	-4.19%
Others	906	916	897	-1.09%	1.00%
Subtotal	10,690	10,671	11,090	0.18%	-3.61%
Own Consumption	7	10	11	-30.00%	-36.36%
Supply	2,422	3,077	2,975	-21.29%	-18.59%
TOTAL	13,119	13,758	14,076	-4.64%	-6.80%

Energy Sales	2Q19	1Q19	2Q18	QoQ	YoY
Residential	2,207	2,458	1,948	-10.21%	13.30%
Industrial	1,155	1,140	1,149	1.32%	0.52%
Commercial	1,281	1,339	1,075	-4.33%	19.16%
Rural	461	457	405	0.88%	13.83%
Others	465	472	400	-1.48%	16.25%
Electricity sold to final consumers	5,569	5,866	4,977	-5.06%	11.89%
Unbilled Supply, Net	119	-82	93	—	27.96%
Supply	642	817	767	-21.42%	-16.30%
TOTAL	6,330	6,601	5,837	-4.11%	8.45%

Operating Revenues	2Q19	1Q19	2Q18	QoQ	YoY
Sales to end consumers	5,648	5,841	5,109	-3.30%	10.55%
TUSD	636	630	441	0.95%	44.22%
CVA and Other financial components in tariff adjustment	-40	120	710	-133.33%	-105.63%
Transmission concession revenue	126	117	106	7.69%	18.87%
Transmission Indemnity Revenue	58	32	97	81.25%	-40.21%
Generation Indemnity Revenue	0	0	17	—	—
Gain on monetary updating of Concession Grant Fee	95	80	75	18.75%	26.67%
Transactions in the CCEE	145	253	26	-42.69%	457.69%
Supply	642	817	767	-21.42%	-16.30%
Gas supply	535	596	471	-10.23%	13.59%
Construction revenue	266	199	206	33.67%	29.13%
Others	424	369	265	14.91%	60.00%
Subtotal	9,973	9,054	8,290	10.15%	20.30%
Deductions	2,956	3,141	2,683	-5.89%	10.18%
Net Revenues	7,017	5,913	5,607	18.67%	25.15%

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Operating Expenses	2Q19	1Q19	2Q18	QoQ	YoY
Personnel	312	365	349	-14.52%	-10.60%
Employees’ and managers’ profit sharing	108	66	3	63.64%	3500.00%
Forluz – Post-Retirement Employee Benefits	98	101	86	-2.97%	13.95%
Materials	20	20	18	0.00%	11.11%
Outsourced services	302	284	255	6.34%	18.43%
Energy purchased for resale	2,526	2,594	2,819	-2.62%	-10.39%
Depreciation and Amortization	248	231	198	7.36%	25.25%
Operating Provisions	869	109	134	697.25%	548.51%
Charges for use of the national grid	368	334	416	10.18%	-11.54%
Gas bought for resale	330	395	293	-16.46%	12.63%
Construction costs	266	199	203	33.67%	31.03%
Other Expenses	42	52	85	-19.23%	-50.59%
Total	5,489	4,750	4,859	15.56%	12.97%

Financial Result Breakdown	2Q19	1Q19	2Q18	QoQ	YoY
FINANCE INCOME
Income from cash investments	26	25	18	4.00%	44.44%
Arrears fees on sale of energy	96	87	92	10.34%	4.35%
Monetary variations – CVA	32	21	11	52.38%
Monetary updating on Court escrow deposits	13	7	9	85.71%	44.44%
Pasep and Cofins charged on finance income	-41	-9	-11	355.56%	272.73%
Gain on Financial instruments—Swap	461	152	83	0.00%	455.42%
Updating of the tax credits in PIS, Pasep and Cofins taxes	1,553	0	0	—	—
Liabilities with related parties	23	23	17	0.00%
Others	109	45	30	142.22%	263.33%
	2,272	351	249	547.29%	812.45%
FINANCE EXPENSES
Costs of loans and financings	303	303	316	0.00%	-4.11%
Foreign exchange variations	-33	32	538	-203.13%	0.00%
Monetary updating – loans and financings	39	44	27	-11.36%	44.44%
Charges and monetary updating on post-retirement obligation	18	15	15	20.00%	20.00%
Others	37	58	50	-36.21%	-26.00%
	364	452	946	-19.47%	-61.52%
NET FINANCE INCOME (EXPENSES)	1,908	-101	-697	-1989.11%	0.00%

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Statement of Results	2Q19	1Q19	2Q18	QoQ	YoY
Net Revenue	7,017	5,913	5,607	18.67%	25.15%
Operating Expenses	5,489	4,750	4,859	15.56%	12.97%
EBIT	1,528	1,163	748	31.38%	104.28%
Share of profit (loss) in associates and joint ventures	36	67	-83	-46.27%	-143.37%
EBITDA	1,812	1,461	883	24.02%	105.21%
Financial Result	1,908	-101	-697	—	—
Provision for Income Taxes, Social Cont & Deferred Income Tax	-1,357	-332	1	308.73%	—
Net profit for the period attributable to equity holders of the parent	2,115	797	-31	165.37%	—
Net profit for the period attributable to non-controlling interests	0	0	21	0.00%	0.00%
NET PROFIT FOR THE YEAR	2,115	797	-10	165.37%	—

Cash Flow Statement	1H19	1H18
Cash at beginning of period	891	1,030
Cash generated by operations	1,083	-9
Net income for the period from going concern operations	2,912	432
Current and deferred income tax and Social Contribution tax	410	-26
Depreciation and amortization	479	411
CVA and other financial components	3	-870
Equity gain (loss) in subsidiaries	-104	26
Provisions (reversals) for operational losses	978	267
Dividends received from equity holdings	127	197
Interest and monetary variation	590	630
Interest paid on loans and financings	-707	-672
credits of taxes awarded in the ICMS tax case	-2,963	0
Others	-644	-406
Financing activities	-960	-270
Lease payments	-31	0
Payments of loans and financings	-850	-775
Financings obtained and capital increase	0	396
Interest on Equity, and dividends	-79	0
Capital Increase / Subscription of shares to be capitalized	0	110
Investment activity	-266	189
Securities—Financial Investment	140	739
Contract assets—Distribution and gas infrastructure	-361	-369
Financial assets	-1	-150
Fixed and Intangible assets	-44	-31
Cash at end of period	749	941

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

BALANCE SHEETS (CONSOLIDATED)—ASSETS	1H19	2018
CURRENT	27.617	27.796
Cash and cash equivalents	749	891
Securities	666	704
Consumers and traders	4.499	4.092
Financial assets of the concession	1.240	1.070
Contractual assets	132	131
Tax offsetable	99	124
Income tax and Social Contribution tax recoverable	8	387
Dividends receivable	45	120
Restricted cash	101	91
Inventories	34	35
Advances to suppliers	30	7
Refund tariff subsidies	96	30
Low Income Subsidy	28	69
Derivative financial instruments – Swaps	115	508
Other credits	399	19.446
Assets classified as held for sale	19.376	32.058
NON-CURRENT	37.939	109
Securities	12	109
Consumers and traders	85	81
Tax offsetable	6.236	242
Income tax and Social Contribution tax recoverable	2	6
Deferred income tax and Social Contribution tax	1.898	2.147
Escrow deposits in legal actions	2.488	2.502
Derivative financial instruments – Swaps	1.269	744
Other credits	739	1.030
Financial assets of the concession	4.910	4.927
Contractual assets	1.692	1.598
Investments	5.286	5.234
Property, plant and equipment	2.603	2.661
Intangible assets	10.719	10.777
TOTAL ASSETS	65.556	59.854

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	1H19	2018
CURRENT	24,347	23,393
Suppliers	1,841	1,801
Regulatory charges	511	514
Profit sharing	133	79
Taxes	335	410
Income tax and Social Contribution tax	542	112
Interest on Equity, and dividends, payable	768	864
Loans and financings	2,949	2,198
Payroll and related charges	256	284
Post-retirement liabilities	277	252
Other obligations	573	607
Derivative financial instruments	0	0
Liabilities classified as held for sale	16,162	16,272
NON-CURRENT	22,348	20,521
Regulatory charges	164	178
Loans and financings	10,927	12,574
Taxes	31	29
Income tax and Social Contribution tax	890	728
Provisions	688	641
Post-retirement liabilities	4,780	4,736
PASEP / COFINS to be returned to consumers	4,110	1,124
Derivative financial instruments—options	441	419
Leasing operations	220	0
Others	97	92
TOTAL EQUITY	18,861	15,940
Share capital	7,294	7,294
Capital reserves	2,250	2,250
Profit reserves	6,361	6,362
Equity valuation adjustments	-1,339	-1,326
Subscription of shares, to be capitalized	2,924	0
Non-Controlling Interests	1,371	1,360
TOTAL LIABILITIES AND EQUITY	65,556	59,854

Av. Barbacena 1200 – Santo Agostinho – 30190-131 – Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. PRESENTATION OF 2Q19 RESULTS

RESULTSRESULTS

Disclaimer Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control. Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements. The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based onthe veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC). In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.Disclaimer Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control. Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements. The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based onthe veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC). In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

HIGHLIGHTS ICMS case: Structural Management of Court confirms reorganization and debt portfolio tax credits operational efficiency initiatives Strong growth in Cemig GT – Execution of operational cash flow Auction to purchase Disinvestment (measured as Ebitda) renewable supply ProgramHIGHLIGHTS ICMS case: Structural Management of Court confirms reorganization and debt portfolio tax credits operational efficiency initiatives Strong growth in Cemig GT – Execution of operational cash flow Auction to purchase Disinvestment (measured as Ebitda) renewable supply Program

Court confirms tax credits

- On May 8, 2019 the Regional Federal Appeal Court of the First Region gave final judgment – against which there is no appeal – recognizing Cemig's right to exclude amounts of ICMS (value-added) tax from the calculation base for Pasep and Cofins taxes, as from to 5 years prior to filing the case – i.e. backdated to July 2003.

Pasep and Cofins credits	Cemig H	Cemig D	Cemig GT	Other investees	Total
Escrow deposits	–	1,138	204	–	1,342
Taxes paid	484	4,833	640	26	5,983
Total	484	5,971	844	26	7,325
Maximum possible value of reimbursement to clients*		4,130			4,130
Effects on statement of income					
Recovery of credits of PIS, Pasep and Cofins taxes charged on amounts of ICMS tax	183	830	409	16	1,439
Net financial income	297	991	226	10	1,524
Income tax and Social Contribution tax	–163	–594	–212	–9	–978
	317	1,227	423	17	1,984

(*) From the amount to be reimbursed to consumers, R$20 million will be deducted related to Pasep and Cofins.

R$ mn

4

Cemig D- 7th debenture issue

- R$ 3.66 billion, in two series
  - ✓ 1st Series: maturity 5 years; total R$ 2.16 billion – pays interest at 0.454% p.a. above CDI Rate.
  - ✓ 2nd Series: maturity 7 years; total R$ 1.5 billion – pays 4.10% p.a. plus inflation correction by IPCA index.
- **Replaces** more expensive debt
  - ✓ Estimated average **cost**: **reduced** from 144.13% to **108.61% of CDI** rate
  - ✓ **Increases** average **tenor** of total debt of Cemig D – from 2.9 years to **5.1 years**.

Position on March 31, 2019
Average tenor: 2.9 years


909
15
776
383
794
463
1.171
480
234
256
231
2019
2020
2021
2022
2023
2024
2025
2026

After re-profiling – July 2019
Average tenor: 5.1 years


15
282
383
565
463
565
480
565
234
282
256
700
231
700
2019
2020
2021
2022
2023
2024
2025
2026

5

Auction to buy renewable supply

Cemig offering to buy supply for delivery from year 2023 - Sep/19

- Cemig GT will hold Free Market auction to buy incentive-bearing solar or wind supply
  - ✓ Contracts for delivery from 2023 for 19 years.
- Bids accepted from companies:
  - ✓ technically qualified by EPE* for any Aneel New Supply auction in 2018 or 2019,
  - ✓ with share capital above R$ 500 million or installed capacity above 1GW.
- The auctions of June and October 2018 were successful.
  - ✓ In June, contracts for 431.5 MW average were acquired, and in October a total of 152.5 MW average
  - ✓ – for delivery over 20 years, starting in 2022

* EPE – Brazilian government's Energy Research Company (*Empresa de Pesquisa Energética*).

6

Sale of shares in Light • Cemig maintains commitment to execute Disinvestment Program ü R$625 mm ü Total of sale: 33,333,333 shares ü For price per share: R$ 18.75 • Stockholding structure after settlement of Restricted Offering – July 17, 2019: Others 22.6% 6.3% 71.1% 7Sale of shares in Light • Cemig maintains commitment to execute Disinvestment Program ü R$625 mm ü Total of sale: 33,333,333 shares ü For price per share: R$ 18.75 • Stockholding structure after settlement of Restricted Offering – July 17, 2019: Others 22.6% 6.3% 71.1% 7

Capex

Board has approved **increase in Investment Plan of Cemig D**

- Additional execution of **R$ 1.2 billion** for the period 2020–22.
- Purposes:
  - ✓ accelerate modernization of Cemig D's assets base,
  - ✓ reduce costs of operation and maintenance,
  - ✓ improve the company's quality indicators,
  - ✓ increase client satisfaction.

Investment Plan	Components	June 2019 R$ mn					
		2019	2020	2021	2022	2023	TOTAL
Cemig D	Cemig D funding (increased)	1,078	1,632	1,573	1,632	1,386	7,301
	Funding from clients	178	179	158	114	170	799
	Total, Cemig D	**1,257**	**1,811**	**1,730**	**1,746**	**1,556**	**8,100**
Cemig GT	Transmission (upgrades and improvements)	263	281	261	276	207	1,289
	Generation (operation and maintenance)	30	96	183	117	23	450
	Cash injections	46	89				135
	Total, Cemig GT	**340**	**466**	**444**	**393**	**230**	**1,873**
Cemig investment, consolidated		**1,596**	**2,277**	**2,174**	**2,139**	**1,786**	**9,973**

Cemig's other Investment Plans are unchanged.

8

Results – Highlights

- Revenue from sales on CCEE exchange (Cemig GT): **up 148.5% in 1H19**
  - ✓ In 1H19: – **up R$ 237 mn** from 1H18;
  - ✓ In 2Q19: – **up R$ 119 mn** from 2Q18.
  - ✓ CCEE credit – **R$469 mn**
- Exclusion of ICMS tax from taxable base for PIS, Pasep and Cofins taxes
  - ✓ Award in legal action: **Tax credits** totaling **R$ 1,439 mn**
  - ✓ **Financial income** gain: **R$ 1,524 mn**
- **Provision** for accounts receivable from Renova: **R$ 688 mn**
- **Equity income** positive from non-consolidated investees
  - In 1H19: – **up R$ 130 mn** from 1H18;
  - In 2Q19: – **up R$ 119 mn** from 2Q18.

9

The electricity market of Cemig D


In 2Q19 – GWh
Cemig D: billed market + transmission
0.2%
11,215
11,198
4.873
0.8%
4.910
6.342
0.9%
6.288
2Q18
2Q19
71
83
16.9%
908
913
0.5%
957
918
4.1%
1.588
1.623
2.20%
5.133
5.113
0.4%
2.558
2.548
0.4%
2Q18
2Q19
Final consumers
Total energy carried
Residential
Industrial
Commercial
Rural
Other
Distributors


In 1H19 – GWh
Cemig D: billed market + transmission
1.9%
22,066
22,488
9.510
1.7%
9.670
12.556
2.1%
12.818
1H18
1H19
140
160
14.3%
1.800
1.838
2.1%
1.727
1.782
3.2%
3.231
3.311
2.5%
10.017
10.106
0.9%
5.151
5.292
2.4%
1H18
1H19
Final consumers
Total energy carried
Residential
Industrial
Commercial
Rural
Other
Distributors

10

The electricity market of Cemig GT In 1H19 – GWh In 2Q19 – GWh 0.01% Market of Cemig GT 9.2% Market of Cemig GT 14,124 14,123 7,556 6,864 630 1.261 1.162 7.85% 10.79% 562 2.340 4.329 4.401 1.66% 1.892 19.15% 8.560 8.534 0.30% 4.586 3.84% 4.410 1H18 1H19 2Q18 2Q19 Free Clients Free Market Free Clients Free Market Regulated Market Regulated Market Free Market: Sales to traders and generators, and Free Market: Sales to traders and generators, and ‘bilateral’ contracts with other agents ‘bilateral’ contracts with other agents 11The electricity market of Cemig GT In 1H19 – GWh In 2Q19 – GWh 0.01% Market of Cemig GT 9.2% Market of Cemig GT 14,124 14,123 7,556 6,864 630 1.261 1.162 7.85% 10.79% 562 2.340 4.329 4.401 1.66% 1.892 19.15% 8.560 8.534 0.30% 4.586 3.84% 4.410 1H18 1H19 2Q18 2Q19 Free Clients Free Market Free Clients Free Market Regulated Market Regulated Market Free Market: Sales to traders and generators, and Free Market: Sales to traders and generators, and ‘bilateral’ contracts with other agents ‘bilateral’ contracts with other agents 11

Net revenue - 2Q19

R$ mn

Cemig Consolidated
2Q19/2Q18 ↑ 25.15%
2Q19 AJ/2Q18 ↓ 0.52%



5.607
5.578
1439
7.017
2Q18
2Q19 Adjusted
ICMS tax ruling
2Q19

Cemig D
2Q19/2Q18 ↑ 19.50%
2Q19 AJ/2Q18 ↓ 3.92%



3.544
3.405
830
4.235
2Q18
2Q19 Adjusted
ICMS tax ruling
2Q19

Cemig GT
2Q19/2Q18 ↑ 30.94%
2Q19 AJ/2Q18 ↑ 6.19%



1.713
1.819
424
2.243
2Q18
2Q19 Adjusted
ICMS tax ruling
2Q19

12

Net revenue – 1H19

R$ mn

Cemig Consolidated
1H19/1H18 ↑ 22.65%
1H19 AJ/1H18 ↑ 9.00%



10.542
11.491
1439
12.930
1H18
1H19 Adjusted
ICMS tax ruling
1H19

Cemig D
1H19/1H18 ↑ 19.27%
1H19 AJ/1H18 ↑ 6.56%



6.528
6.956
830
7.786
1H18
1H19 Adjusted
ICMS tax ruling
1H19

Cemig GT
1H19/1H18 ↑ 28.14%
1H19 AJ/1H18 ↑ 15.20%



3.276
3.774
424
4.198
1H18
1H19 Adjusted
ICMS tax ruling
1H19

13

Operating costs and expenses R$ mn 12.96% 2Q18 to 2Q19 (1) 735 4.38% PMSO 13.05% 10,240 9,058 105 50 63 48 37 12 1 5.490 12.96% 2Q 4.860 (2) -48 -37 -43 -293 1Q 13.15% 4.750 4.198 1H18 1H19 1 - After making a credit risk assessment, Cemig recognized a loss of R$ 688 mn on accounts receivable from Renova. Provisions for employment-law legal actions were R$ 125 mn higher than in the same period of 2018. 2 - The difference mainly reflects the change in accounting for leasing and rentals – now under IFRS16 / CPC 06 (R2). 14Operating costs and expenses R$ mn 12.96% 2Q18 to 2Q19 (1) 735 4.38% PMSO 13.05% 10,240 9,058 105 50 63 48 37 12 1 5.490 12.96% 2Q 4.860 (2) -48 -37 -43 -293 1Q 13.15% 4.750 4.198 1H18 1H19 1 - After making a credit risk assessment, Cemig recognized a loss of R$ 688 mn on accounts receivable from Renova. Provisions for employment-law legal actions were R$ 125 mn higher than in the same period of 2018. 2 - The difference mainly reflects the change in accounting for leasing and rentals – now under IFRS16 / CPC 06 (R2). 14

PMSO

R$ mn



717
887
734
743
649
707
723
925
700
676
400
542
359
352
332
349
308
422
344
312
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
PMSO
Personnel

2Q18 to 2Q19

4.38%

2Q18 to 2Q19

10.60%

15

Cemig D: 1H19 Ebitda, Opex – Regulatory vs. Real

R$ mn


Opex
Opex Regulatory /Real = 100.8%
Difference: R$ 11 MM
1.438
324
134
18
37
59
64
1.427
Regulatory Opex
PMSO
Pensions
PDVP
Fines, compensation
Provisions
Allowance for Default
Opex Real


Ebitda
Ebitda Adjusted/Regulatory = 84.3%
Difference: - R$170 MM
1.083
12
11
121
101
29
913
830
1.743
Regulatory Ebitda
Other Revenues
OPEX
Profit shares
Non-technical losses
Other differences
Expected Ebitda
ICMS tax ruling
Actual Opex

16

Ebitda – 2Q19

R$ mn

Cemig Consolidated

2Q19/2Q18 ↑ 105.21%

2Q19 AJ/2Q18 ↑ 20.16%


883
1.061
1.439
688
1.812
2Q18
2Q19 Adjusted
ICMS ruling
Renova provision
2Q19

Cemig D

1H19/2Q18 ↑ 232.53%

2Q19 AJ/2Q18 ↑ 9.41%


372
407
830
1.237
2Q18
2Q19 Adjusted
ICMS ruling
2Q19

Cemig GT

2Q19/2Q18 ↓ 34.57%

2Q19 AJ/2Q18 ↑ 23.19%


457
563
424
688
299
2Q18
2Q19 Adjusted
ICMS ruling
Renova provision
2Q19

17

Ebitda – 1H19

R$ mn

Ebitda Consolidated

1H19/1H18 ↑ 73.17%

1H19 AJ/1H18 ↑ 33.44%



1.890
2.522
1.439
688
3.273
1H18
1H19 Adjusted
ICMS ruling
Renova provision
1H19

Ebitda Cemig D

1H19/1H18 ↑ 152.24%

1H19 AJ/1H18 ↑ 32.13%



691
913
830
1.743
1H18
1H19 Adjusted
ICMS ruling
1H19

Ebitda Cemig GT

1H19/1H18 ↑ 26.70%

1H19 AJ/1H18 ↑ 53.92%



970
1.478
439
688
1.229
1H18
1H19 Adjusted
ICMS ruling
Renova provision
1H19

18

Net profit (loss) – 2Q19

R$ mn

Cemig Consolidated

2Q19/2Q18 ⬆

2Q19 AJ/2Q18 ⬆



-11
819
1.984
688
2.115
2Q18
2Q19 Adjusted
ICMS ruling
Renova provision
2Q19

Cemig D

2Q19/2Q18 ⬆ 1,131.25%

2Q19 AJ/2Q18 ⬆ 35.71%



112
152
1.227
1.379
2Q18
2Q19 Adjusted
ICMS ruling
2Q19

Cemig GT

2Q19/2Q18 ⬆

2Q19 AJ/2Q18 ⬆



-180
591
439
688
342
2Q18
2Q19 Adjusted
ICMS ruling
Renova provision
2Q19

19

Net profit – 1H19

R$ mn

Cemig Consolidated

1H19/1H18 ↑ 541.41%

1H19 AJ/1H18 ↑ 255.95%



454
819
1.984
688
2.912
1H18
1H19 Adjusted
ICMS ruling
Renova provision
1H19

Cemig D

1H19/1H18 ↑ 780.34%

1H19 AJ/1H18 ↑ 91.01%



178
340
1.227
1.567
1H18
1H19 Adjusted
ICMS ruling
1H19

Cemig GT

1H19/1H18 ↑ 1,282.09%

1H19 AJ/1H18 ↑ 1,653.73%



67
1.175
439
688
926
1H18
1H19 Adjusted
ICMS ruling
Renova provision
1H19

20

Cemig, consolidated: debt profile

Maturities timetable – Average tenor: 3.8 years

Total net debt: **R$ 12.4 billion**



1.450
1.902
2.030
2.053
257
5.948
234
2019
2020
2021
2022
2023
2024
2025

Maturities timetable – July 2019

Average tenor: **4.5 years**



282
5.948
282
1.126
565
1.236
565
882
565
541
700
700
2019
2020
2021
2022
2023
2024
2025
2026

Cost of debt – %



14,28
15,89
9,09
9,12
9,32
9,04
8,40
3,74
6,01
5,23
4,58
5,53
2015
2016
2017
2018
mar/19
jun/19
Real
Nominal

Main indexors



Net debt
Adjusted Ebitda*
4,98
3,52
3,46
3,01
2,82
50,4
46,1
44,3
43,2
39,8
Net debt
Equity + Net debt
2016
2017
2018
mar/19
jun/19

* Adjustments for ICMS tax ruling, and Renova provision.

21

Cemig GT – debt profile

Maturities timetable – Average tenor: 4.6 years

Total net debt: **R$ 7.2 billion**


423
685
668
347
0
5.696
2019
2020
2021
2022
2023
2024

Main indexors


2%
11%
14%
73%
CDI
IPCA
DÓLAR
OUTROS

Hedge instrument transformed debt in US dollars into debt costing a fixed percentage of the CDI rate, within an FX variation band.

Cost of debt – %


14,41
16,03
9,23
9,36
9,46
9,30
3,66
8,59
6,14
5,45
4,71
5,77
2015
2016
2017
2018
mar/19
jun/19
Real
Nominal

Leverage – %


Net debt / Adjusted Ebitda*
Net debt / Equity + Net debt
5,60
3,78
5,14
3,95
3,55
62,9
60,6
60,7
57,7
55,1
2016
2017
2018
mar/19
jun/19

* Adjustments for ICMS tax ruling, and Renova provision.

22

Cemig D – Debt profile

Maturities timetable – Average tenor: 2.7 years

Total net debt: **R$ 5.3 billion**



954
1.167
1.265
1.656
237
252
234
2019
2020
2021
2022
2023
2024
2025

In July 2019 – prepayment of debt totaling **R$ 3.644 billion**, with funds from **7th debenture issue.**

Maturities timetable – July 2019

After re-profiling – July 2019

Average tenor: **5.1 years**



15
282
383
565
463
565
480
565
234
282
256
700
231
700
2019
2020
2021
2022
2023
2024
2025
2026

Cost of debt – %



14,31
15,87
8,93
8,94
9,28
8,86
4,01
8,06
5,87
5,08
4,56
5,37
2015
2016
2017
2018
mar/19
jun/19
Real
Nominal

Leverage – %



Net debt / Adjusted Ebitda*
Net debt / Equity + Net debt
12,55
5,84
3,49
2,99
3,06
68,5
56,5
53,5
51,5
46,0
2016
2017
2018
mar/19
jun/19

* Adjustment for ICMS tax ruling..

23

Investor Relations Tel: +55 (31) 3506-5024 ri@cemig.com.br http://ri.cemig.com.br.Investor Relations Tel: +55 (31) 3506-5024 ri@cemig.com.br http://ri.cemig.com.br.

9. MATERIAL ANNOUNCEMENT DATED AUGUST 30, 2019: TAESA CONCLUDES ACQUISITION OF PARTICIPATION IN BRASNORTE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

TAESA—Conclusion of the acquisition of participation in Brasnorte

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) has today published the following Material Announcement:

“Transmissora Aliança de Energia Elétrica S.A. (B3: TAEE11) (“Taesa” or “Company”), pursuant to CVM Instruction 358, as of January 3rd, 2002, as amended, hereby announces to its shareholders, the market in general and other interested parties, continuing the material fact disclosed on August 14, 2019, that the Company’s Extraordinary General Meeting approved, on this date, the acquisition by the Company of 11.624% of the shares representing the total and voting capital of Brasnorte Transmissora de Energia S.A. (“Brasnorte”), through the settlement of the Share Purchase Agreement (“Agreement”) with Bipar Energia, Telecomunicação e Industria Metalúrgica S.A. (“Bipar”) (the “Acquisition”), for the amount of R$ 17,654,000.00 (seventeen million, six hundred, fifty-four thousand Reais), subject to the adjustments provided in the Agreement. Also on this date, the Agreement with Bipar was signed, and the Acquisition was concluded through the payment of R$ 18,023,923.47 (eighteen million, twenty-three thousand, nine hundred and twenty-three Reais and forty-seven cents), after the proper adjustments.

After the conclusion of this operation, the Company, which previously held 88.376% of shareholding interest in Brasnorte, now holds 100% of Brasnorte’s total shares. It is important to note that, on May 31, 2019, the Company acquired 49.7115% of Brasnorte, in accordance with Eletrobrás Auction n. 01/2018, object of material fact disclosed on the same date. Since then, the Company started to consolidate Brasnorte’s results in its financial statements, as defined in its shareholders’ agreement.”

Belo Horizonte, August 30, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MARKET NOTICE DATED AUGUST 30, 2019: CEMIG RESPONDS TO REQUESTS FOR INFORMATION FROM INVESTORS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig responds to requests for information from investors

In accordance with best corporate governance practices, Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Responding to consultations from investors, Cemig reaffirms that it is continuously assessing options for optimizing its cash flow and managing its debt, with focus on reducing leverage, reduction of average cost of debt, and lengthening of average payment maturities.

However, the Company is not considering any capitalization by any public offering in the capital markets (such as, for example, a follow-on).

Belo Horizonte, August 30, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MARKET NOTICE DATED SEPTEMBER 6, 2019: ACQUISITION OF MATERIAL STAKE BY ITAÚ

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

In accordance with Article 12 of CVM Instruction 358, Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid) – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market in general, as follows:

Cemig has received the following notification from Itaú Unibanco S.A.:

“

Itaú Unibanco S.A., CNPJ 60.701.190/0001-04, herein ‘Itaú Unibanco’, hereby notifies you that on September 04, 2019 the aggregate value of the shares and other securities and financial instruments referenced to shares (as applicable) held by investment funds managed by Itaú Unibanco was 5.073% of the common shares (CMIG3) issued by Cemig, a total of 24,734,628 shares. This characterizes a material increase in stock holding, under the terms of Article 12 of CVM Instruction 568/2015.

Itaú Unibanco further states that the objective of this equity interest is not in any way to alter the composition of the stockholding control or management structure of Cemig.

For maximum clarity Itaú Unibanco underlines that as mentioned above this notification refers to positions held by investment funds managed by Itaú Unibanco, as part of its activity of asset management of third party funds.”

Belo Horizonte, September 6, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. MARKET NOTICE DATED SEPTEMBER 13, 2019: CEMIG BUYS 196.98 MW OF SOLAR AND WIND SUPPLY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig buys 196.98 MW of solar and wind supply

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), and its wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), in accordance with CVM Instruction 358 of January 3, 2002 and its commitment to implement best corporate governance practices, hereby inform the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market in general, as follows:

In an Auction to Purchase Incentive-bearing Solar and Wind Power, held today under Cemig GT Tender No. LP 04/2019, supply totaling 196.98 MWaverage was acquired under contracts for a 19-year period, to start in January 2023.

The projects that made the winning bids have total installed capacity of 476.2 MW.

With these contracts, Cemig has improved conditions for renewal of contracts with its clients, and is in a position to expand its market share.

Belo Horizonte, September 13, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.